Exhibit 99.1

Date:	May 3, 2007

Subject:	Baldor Electric Company
1st Quarter 2007 Results and Discussion

Page:	1 of 3

Fort Smith, Arkansas – Baldor Electric Company (NYSE:BEZ) markets, designs, and manufactures industrial electric motors, power transmission products, drives, and generators and is based in Fort Smith, Arkansas. Today Baldor announced unaudited results for the first quarter of 2007.

	1st Quarter		%
	2007	2006
(in thousands except per share data)	Mar 31, 2007	Apr 1, 2006	Change
Sales	$395,694	$192,314	106%
Cost of Sales	283,132	139,702

Gross Profit	112,562	52,612	114%
SG&A	60,321	33,456

Operating Profit	52,241	19,156	173%
Other Income	897	118
Interest Expense	20,528	1,255

Earnings Before Income Taxes	32,610	18,019	81%
Income Taxes	11,741	6,652

Net Earnings	$20,869	$11,367	84%

Earnings Per Share – Diluted	$0.50	$0.34	47%

Purchase Accounting Adjustments	.02	.00

Non-GAAP Earnings Per Share – Diluted Excluding adjustments (see note 1)	$0.52	$0.34	53%

Dividends Per Share	$0.17	$0.16	6%

Average Shares Outstanding – Diluted	41,578	33,627

John McFarland, Chairman and CEO, commented on the Company’s results, “We are pleased to report our first quarterly results following our acquisition of Dodge and Reliance. Sales of $396 million were up 106%, earnings at $21 million were up 84%, and earnings per share were up 47% to $0.50. Operating margin for the quarter was 13.2%. Earnings per share were reduced by $0.02 for non-recurring purchase accounting adjustments related to the acquisition. Diluted average shares outstanding increased to 41.6 million in the first quarter.”

“We are pleased with the double-digit growth rate of industrial motors during the first quarter as well as the progress of our integration. We owned Dodge and Reliance for nine weeks during the quarter. We are more optimistic now than we were in the fall about the opportunities we see to bring the best together – Baldor / Dodge / Reliance.”

Mr. McFarland continued, “To further strengthen our management team, we have hired George Moschner as Baldor’s new Chief Financial Officer. George was previously a partner with BKD, LLP, and has over 25 years of public accounting experience, particularly in accounting, auditing, tax and financial reporting. We are very pleased to have George as a new member of our team.”

For more information contact
Date:	May 3, 2007	Baldor Electric Company	Phone:	479-646-4711
		P O Box 2400	Fax:	479-648-5701
Subject:	Baldor Electric Company	Fort Smith, Arkansas 72902	Website:	www.baldor.com
	1st Quarter 2007 Results & Discussion	John McFarland		Chairman & CEO
		Ronald Tucker		President & COO
Page:	2 of 3	Tracy Long	VP Investor Relations & Asst Secretary

We have prepared answers to a list of questions recently asked by shareholders.

Q… How was business during the first quarter?

Sales for the quarter ended March 31, 2007 increased 8%. This comparison is based on 13 weeks of Baldor sales and 9 weeks of Dodge/Reliance sales during the first quarter of 2006. Industrial motor sales (63% of revenue) were up 13%, power transmission products (23% of revenue) were flat, drives sales (8% of revenue) were down slightly, and generator sales (3% of revenue) were up 13%.

International sales (13% of revenue) were up 8% for the quarter, with the highest growth in Latin America and Europe.

We saw sales growth across most industries, including the farm machinery, HVAC, aggregate and oil and gas markets, particularly in oil sands development in Canada. We also saw some softening in the mining industry.

Q… Are premium-efficient motors still growing at above average rates?

Yes. Sales of premium-efficient motors grew by 19% during the first quarter. Customers continue to invest in premium-efficient motors as a way to reduce their electricity bills.

Q… How are you dealing with higher material prices?

We continue to improve our product designs to use less material, invest in equipment to achieve higher productivity and negotiate purchasing synergies. These efforts, and price increases on motors during the second quarter, should offset the higher material costs we are experiencing.

Q… How much debt do you have?

Following the acquisition, we had $1.56 billion in total debt. We repaid $50 million of debt during the quarter after receiving $46 million from the issuance of additional common shares related to the January offering. During 2007, we expect to pay our shareholders over $30 million in dividends and invest $35 million in capital equipment. Our goal for the year is to reduce our debt by at least $125 million.

Q… How is the integration of Dodge and Reliance going?

Many integration activities are under way, although the financial benefit to the first quarter was minimal. Some of the integration activities include:

* Purchasing – Opportunities for cost improvement have been identified and suppliers are being contacted for updated quotations. We believe we will exceed our cost improvement goal.

* Plant Consolidations – Two plant consolidations are in process. The Baldor generator plant in Mukwonago, Wisconsin was closed at the end of April, and the Reliance motor plant in Madison, Indiana will be closed at the end of June. No other plant closings are anticipated.

* Information Systems Consolidation – The first consolidation of our systems occurred on April 30, with the successful movement of Dodge / Reliance payroll processing from an outside vendor to Baldor. Other projects in process include the Finance system conversion which is expected to be completed during the third quarter.

We expect to achieve steady progress toward our integration goals throughout the balance of the year.

For more information contact
Date:	May 3, 2007	Baldor Electric Company	Phone:	479-646-4711
		P O Box 2400	Fax:	479-648-5701
Subject:	Baldor Electric Company	Fort Smith, Arkansas 72902	Website:	www.baldor.com
	1st Quarter 2007 Results & Discussion	John McFarland		Chairman & CEO
		Ronald Tucker		President & COO
Page:	3 of 3	Tracy Long	VP Investor Relations & Asst Secretary

Q… What are your expectations for the rest of 2007?

April sales growth was similar to the first quarter of 2007, and we see no signs this will not continue. During the second quarter we will have an additional four weeks of sales from the acquisition and four weeks of additional interest expense. Beginning in the second quarter, we will see the full impact of our January share offering, and average shares outstanding will increase to approximately 46.5 million.

Q… When will your next update be?

We will hold a conference call on Friday, May 4, 2007, at 10:00 a.m. central time. You may listen to the discussion through the Company’s website at www.baldor.com or call 866-454-4209. A replay will be available from 12:00 noon central time through 11:00 p.m., Friday, May 11. To access the replay, please call 888-203-1112 and use passcode 7850947. We will hold our annual Shareholders’ Meeting at the Fort Smith Convention Center in Fort Smith, Arkansas, on May 19, 2007, at 10:30 a.m. central time. We will also participate in the KeyBanc Industrial Conference on June 7, 2007, in Boston.

SELECTED FINANCIAL DATA (preliminary, unaudited)

(in thousands)	2007 Mar 31, 2007	2006 Apr 1, 2006

Cash & Marketable Securities	$47,678	$45,744
Trade Receivables – net	282,455	115,870
Inventories	331,208	119,798

Total Assets	2,778,073	524,245
Total Debt	1,502,025	95,025
Shareholders’ Equity	756,641	309,863

	1st Quarter
	2007 Mar 31, 2007	2006 Apr 1, 2006
Depreciation & Amortization	15,149	4,677
Cash Flow from Operations	33,235	8,919
Capital Expenditures	5,755	2,571
Dividends	7,778	5,323

(1) Non-GAAP Financial Measures. Baldor reports its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes that certain non-GAAP performance measures provide financial statement users meaningful comparisons between current and prior period results, as well as important information regarding performance trends. Net earnings for the quarter include $957,000 of in-process research and development and backlog expense related to our acquisition of Dodge and Reliance. Under GAAP, such amounts are expensed in the period of the acquisition. Earnings per share excluding these acquisition-related charges are presented for purposes of evaluating performance trends. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results.

This document contains statements that are forward-looking, i.e. not historical facts. The forward-looking statements contained in this document (“estimate”, “believe”, “will”, “intend”, “expect”, “may”, “could”, “future”, “susceptible”, “unforeseen”, anticipate”, “would”, “subject to”, “depend”, uncertainties”, “predict”, “can”, “expectations”, “if”, “unpredictable”, “unknown”, “pending”, “assumes”, “continued”, “ongoing”, “assumption” or any grammatical forms of these words or other similar words) are based on the Company’s current expectations and some of them are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The factors that might cause such differences include, among others, the following: (i) changes in economic conditions, (ii) developments or new initiatives by our competitors in the markets in which we compete, (iii) fluctuations in the costs of select raw materials, (iv) the success in increasing sales and maintaining or improving the operating margins of the Company, and (v) other factors including those identified in the Company’s filings made from time-to-time with the Securities and Exchange Commission. These statements should be read in conjunction with the Company’s most recent annual report (as well as the Company’s Form 10-K and other reports filed with the Securities and Exchange Commission) containing a discussion of the Company’s business and of various factors that may affect it.